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                                  KAREN SINGER
                                212 VACCARO DRIVE
                           CRESSKILL, NEW JERSEY 07626

                                                         May 8, 2007

VIA FACSIMILE AND FEDERAL EXPRESS
Special Committee of Arbinet -- Thexchange, Inc. (the "Special Committee") Arbinet-thexchange, Inc.
120 Albany Street, Tower II, Suite 450
New Brunswick, New Jersey  08901

To the Special Committee;

         As the Special Committee is aware, I am beneficial owner of approximately 7.04% of the common stock of Arbinet -- Thexchange, Inc. (the "Company") as trustee of Singer Children's Management Trust. As previously stated to the Special Committee, it has been my position that it would be in the best interests of the Company and its shareholders for the Company to engage in discussions with third parties regarding the potential sale of the Company. I believe the common stock of the Company is undervalued and that it is incumbent on management and the Board of Directors of the Company to explore strategic alternatives, including the sale of the Company.

         On or about October 23, 2006, the Special Committee hired Jefferies & Company, Inc. ("Jefferies") as its financial advisor to explore a broad range of strategic alternatives to enhance shareholder value, including but not limited to a sale and/or merger of the Company. Seven months later, the Company's shareholders and I still await the results of this exploration. If the Special Committee and Jefferies have tangible results, including a potential buyer of the Company, they should immediately disclose such to the Company's shareholders.

         The Special Committee's lack of disclosure to date leaves me concerned with the intent of the Special Committee. We urge the Special Committee to diligently and promptly conclude the process and present the results to shareholders for their consideration.



                                Sincerely yours,

                                /s/ Karen Singer

                                Karen Singer